[Letterhead of Sutherland Asbill & Brennan LLP]

May 10, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.
Registration Statement on Form N-2, filed on May 7, 2012
File No. 333-180416

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 9, 2012, with respect to Amendment No. 1 to the Company’s shelf registration statement on Form N-2 (File No. 333-180416), filed with the Commission on May 7, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	Please confirm that the Company will file a post-effective amendment in connection with each offering of securities pursuant to the Registration Statement that contains as exhibits both an updated opinion of counsel with respect to the specific securities offered, as well as any underwriting or distribution agreement executed in connection with such offering. Please also confirm that any such post effective amendment to the Registration Statement will be filed concurrently with the prospectus supplement relating to such offering.

Dominic Minore, Esq. May 10, 2012 Page 2

The Company confirms to the Staff that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment containing as exhibits an updated opinion of counsel with respect the specific securities offered thereby, as well as a copy of any underwriting agreement executed in connection with each such offering. The Company confirms that each such post-effective amendment will be filed on or before the date on which the final prospectus supplement pertaining to such offering is filed with the Commission.

2.	Please confirm that the Company will not use the Staff’s comment process as a defense in any securities-related litigation initiated against the Company.

The Company confirms that it will not use the Staff’s comment process as a defense in any securities-related litigation initiated against the Company, consistent with the representation it will make in its request for accelerated effectiveness acknowledging the Company’s responsibility for the disclosure included in the Registration Statement and the Prospectus.

Prospectus Cover Page

3.	We note that the Company’s investment objective “is to maximize our portfolio’s total return, principally by seeking capital gains on our equity investments.” Please explain why it is appropriate to refer to “total return,” which implies two components (capital appreciation and income), when the Company appears to focus exclusively on only seeking capital gains, rather than capital gains and current income, like other business development companies.

The Company believes that its reference to “total return,” as qualified by the reference to the Company’s focus on equity investments, appropriately describes the Company’s investment objective. Specifically, the Company advises the Staff on a supplemental basis that while it principally seeks to achieve capital gains through equity investments, it also has invested and expects to continue to invest on a limited basis in equity-related debt instruments that may contain a current income component. In addition, when evaluating a new investments or considering the sale of an existing portfolio asset, the Company evaluates the total return profile it expects to receive, including where current income from a debt instrument structure may make an investment more attractive from a total return perspective.

4.	Please confirm that the cover page of the prospectus and the prospectus supplement will include all of the required disclosure, including but not limited to, the reference to the heightened risk to total loss of investment, the Commission’s disclaimer language and the tabular pricing disclosure. Please also confirm that the presentation on cover page of the prospectus will be in compliance with Rule 421 of Regulation C under the Securities Act of 1933.

Dominic Minore, Esq. May 10, 2012 Page 3

The Company confirms that it will include the above-referenced disclosure on the cover page of any prospectus supplement used in connection with an offering conducted pursuant to the Registration Statement. In addition, the Company confirms that the cover page of any such prospectus supplement will comply with the applicable requirements of Rule 421 under the Securities Act of 1933, as amended.

5.	Please revise the fourth paragraph on the cover page of the prospectus supplement to make the entire paragraph appear in bold font. Please also state therein that the Company’s assets do not generally produce current income.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please revise the first paragraph on the fist page of the “Summary” section of the prospectus supplement to make the entire paragraph appear in standard font, rather than italics. Please also replace the word “It” at the beginning of the second sentence with “The following summary.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	In the prospectus supplement attached as an exhibit to the Registration Statement, the Company notes that it may include disclosure relating to its estimated net asset value “to the extent that an offering is conducted following the end of a fiscal quarter, for which we have not made a final determination of net asset value, if and to the extent we have sufficient information available to reliably estimate net asset value for such quarter.” Please explain to the Staff in your response letter the circumstances under which the Company would include such disclosure in its prospectus supplement, and provide a general time frame as to when such disclosure would be appropriate.

The Company advises the Staff on a supplemental basis that it would include the above-referenced disclosure regarding its estimated net asset value in circumstances where the Company has completed its valuation process with respect to a recently completed fiscal quarter, but has not yet finalized its financial statements pertaining to such fiscal quarter. Given the complexity of its valuation process, including the use of a third-party valuation firm and the involvement of the Company’s Valuation Committee and the Company’s Board of Directors, the Company would generally not expect to complete its valuation process until several weeks after the end of a fiscal quarter.

8.	At the end of the “Summary Risk Factors” section of the prospectus supplement, please add a cross reference to the Risk Factors section of the base prospectus, including the page number.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq. May 10, 2012 Page 4

9.	Please revise the first paragraph in the Risk Factors section of the prospectus supplement to make the entire paragraph appear in standard font, rather than italics. Please also revise the second sentence therein to precede the word “The” with “Although the prospectus supplement and the accompanying prospectus together describe our material risks.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Please revise the prospectus to remove any reference to “emerging growth companies.”

The Company has revised the disclosure throughout the Prospectus in response to the Staff’s comment.

11.	Please revise the disclosure in paragraph six of the first page of the Summary section to emphasize the fact that the Company’s stock price decreased after it announced the pricing terms of its February 2012 offering by noting the opening price and the closing pricing on such date. Please also disclose the date on which the Company’s stock recovered, so as to emphasize the impact that such pricing terms had on the stock. Finally, please disclose that the Company’s board of directors could in the future decide to conduct other offerings at a substantial discount to the Company’s then current trading price.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Please confirm that the Company did not have any accrued incentive fees as of March 31, 2012.

The Company confirms to the Staff on a supplemental basis that it did not have any accrued incentive fees as of March 31, 2012.

13.	Please consider adding a risk factor in light of the recent enactment of the Jumpstart Our Business Startups (JOBS) Act. In particular, consider whether the types of portfolio companies in which the Company will seek to invest will consider raising capital through a direct offering of their securities in light of the relaxed requirements under JOBS Act relating to offerings.

The Company advises the Staff on a supplemental basis that it does not believe that risk factor disclosure regarding the JOBS Act is necessary or appropriate at the present time. Specifically, given that the JOBS Act was only recently passed, and applicable regulations have yet to be proposed or implemented by the Commission, any discussion of the impact of the JOBS Act would be purely speculative. In addition, many of the portfolio companies the Company targets have sufficient size and operating history to conduct traditional initial public offerings, without the need for the relaxed offering standards adopted under the JOBS Act. The Company also believes that the types of companies in which it invests will continue to prefer larger institutional investments, rather than smaller investments from a retail base, in view of their venture capital-backed structures.

Dominic Minore, Esq. May 10, 2012 Page 5

14.	On page C-5 of the Registration Statement please advise the Staff if the Company needs to include a Section 430A undertaking in addition to the Section 430C undertaking.

The Company advises the Staff on a supplemental basis that, in view of the fact that the Registration Statement is being filed under Rule 415 of the Securities Act and only includes a base prospectus, any prospectus supplements for offerings conducted pursuant to Registration Statement will update the disclosure set forth in the Registration Statement in accordance with Rule 430C under the Securities Act. As a result, the Company does not believe that the undertakings relating to Rule 430A are necessary or appropriate, and could potentially be confusing to investors given that the Company does not intend to rely on Rule 430A in connection with any offerings conducted pursuant to the Registration Statement.

15.	We note your response to prior comment no. 4. Please confirm that any post-effective amendment filed as a result of seeking stockholder approval to sell shares below net asset value will be filed pursuant to Section 8(c) of the Securities Act.

The Company confirms to the Staff on a supplemental basis that it will file any such post-effective amendment under Section 8(c) of the Securities Act in the event that the Company obtains stockholder approval to issue shares of its common stock at prices below net asset value.

16.	In the “Current Portfolio” section of the prospectus, the Company notes that for those investments that is has made subsequent to March 31, 2012, the amounts listed are exclusive of transaction fees and costs, as those have not yet been finally determined. Please confirm to the Staff in your response letter that such costs are not material to the Company.

The Company confirms to the Staff on a supplemental basis that the costs associated with investments that is has made subsequent to March 31, 2012, are consistent with its previous costs incurred with such investments and that such costs are not material to the Company financially, or otherwise.

17.	We note your response to prior comment no. 28. Please confirm that, in addition to any underwriting agreement, the Company will file as an exhibit to a post-effective amendment to the Registration Statement any other material agreement that the Company has entered into with any underwriter pursuant to which such underwriter received or will receive compensation.

The Company confirms that, in addition to any underwriting agreement, the Company will file as an exhibit to a post-effective amendment to the Registration Statement any other material agreement that the Company has entered into with any underwriter pursuant to which such underwriter received or will receive compensation.

Dominic Minore, Esq. May 10, 2012 Page 6

Accounting Comments

General

18.	Please confirm that the Company will file a consent from its auditors via a post-effective amendment each time it includes any additional financial statements in a prospectus supplement that were not otherwise included in the Registration Statement as of its effective date.

The Company confirms that, for so long as the Staff believes it is required, the Company will file a consent relating to the annual financial statements from its auditors by means of a post-effective amendment to the Registration Statement each time it includes any additional financial statements in a prospectus supplement used under the Registration Statement.

Fees and Expenses

19.	Please include the “sales load (as a percentage of offering price)” figure in the Fees and Expenses table if you are currently aware of the terms of any prospective offering.

The Company believes that it would potentially be misleading to include an estimate of a potential sale load in a base prospectus, given that the actual sales load for offerings conducted off the shelf will likely vary from the estimate. The Company also believes that it would lose significant leverage to negotiate a lower sales load in the future to the extent it includes an estimate in its base prospectus. The Company confirms that each prospectus supplement that will be filed in connection with offerings conducted pursuant to the Registration Statement will include a completed “Fees and Expenses” table with the applicable sales load information for such offering.

20.	Please explain how the “Total annual expenses” figure has dropped to 2.81% from 5.01%, which was the figure as of December 31, 2011 as noted in the Notes to the Financial Statements. If the only reason for the decrease in total annual expenses is the result of the Company’s follow-on offering completed in February 2012, please disclose this information in a footnote to the Fees and Expenses table.

The Company has revised the above-referenced footnote disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that a significant portion of its total annual expenses, other than management fees payable to its investment adviser, represent fixed costs that will necessarily decline as a percentage of the Company’s net assets as the size of those net assets increase.

Dominic Minore, Esq. May 10, 2012 Page 7

Selected Financial and Other Data

21.	The selected financial and other data presentation should also include a "total investment income" and a “net realized loss on investments” line item.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Selected Quarterly Financial Data

22.	The selected quarterly financial data presentation should also include a "total investment income" and a “net realized loss on investments” line item.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Notes to the Financial Statements, March 31 2012 (Unaudited)

23.	Under Note 7, Financial Highlights, of the Notes to the Financial Statements, March 31 2012 (Unaudited), please explain how you are arriving at the $1.14 per share figure in the “Issuance of common shares” line item and the ($0.58) per share figure in the “Underwriters’ discount” line item. Include in your response a description of the mechanics of how the underwriters’ discount is paid.

At December 31, 2011, the Company’s net asset value (“NAV”) was $71,503,248, or $12.95 per share with 5,520,100 shares of common stock outstanding. After conducting its follow-on equity offering of 6,900,000 shares at an offering price of $15.00 per share in February 2012, the Company’s adjusted NAV was $175,003,248, or $14.09 per share with 12,420,000 shares outstanding. The $1.14 figure under the “Issuance of common shares” line item reflects the accretion (on a gross basis) of the NAV per share from $12.95 per share to $14.09 per share following the February 2012 offering. The $0.58 figure under the “Underwriters’ discount” line item reflects the reduction to NAV per share due to the cost to the Company associated with underwriters’ discount of $7,245,000 in connection with the February 2012 offering, or $0.58 per share based on the 12,420,100 shares outstanding.

The Company advises the Staff on a supplemental basis that the underwriters’ discount represents the spread between the public offering price per share in an offering, and the price per share the underwriters pay to the Company in connection with such offering. The Company generally only receives a single wire from the underwriters reflecting the applicable discount. The Company, however, still believes that such underwriters’ discounts should still be properly be reflected as expenses incurred in connection with an offering, consistent with the approach taken in disclosing the applicable sales load in the “Fees and Expenses” section of the Prospectus.

Dominic Minore, Esq. May 10, 2012 Page 8

24.	Under Note 7, Financial Highlights, of the Notes to the Financial Statements, March 31 2012 (Unaudited), expand footnote number 6 to reflect the fact that the total return figures are not the result of any investment returns, but are attributable to the Company’s February 2012 offering, which was priced at a premium to the Company’s NAV per share Please also note in footnote 6 that such offerings at a premium to NAV per share are unique and may not occur in the future.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Closing

25.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

26.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Kevin C. Rupert / U.S. Securities and Exchange Commission
Michael T. Moe / GSV Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP